August 25, 2005

Joyce Sweeney, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Columbia Bancorp Form 10-K for the period ended December 31, 2004
File No. 0-24302

Dear Mrs. Sweeney:

Thank you for your recent comments concerning Columbia Bancorp’s (the “Company”) Form 10-K filing for the period ended December 31, 2004. The following is a summary of your most recent comment and our response:

Financial Statements

Consolidated Statements of Cash Flows, page 46

1.	We note your supplemental response to our prior comment 1. Based upon your supplemental response it appears you have the intent to participate a portion of your loans at or near the time or origination. Although you do not carry an outstanding balance of participated loans held-for-sale as of your reporting period ends, we believe the cash flows associated with the origination and sale of the portion of these loans participated should be classified as operating cash flows on your statements of cash flows, consistent with paragraph 9 of SFAS 102. In future filings, please classify cash flows related to originations and sales of loan participations as operating cash flows.

Columbia Bancorp Response – We are in agreement with your comment that cash flows related to loan participation activities should more appropriately be classified in the operating cash flows on our financial statements in accordance with paragraph 9 of SFAS 102. Consequently, we will classify cash flows related to originations and sales of loan participations as operating cash flows in all future filings.

To the extent that you require further information or clarification, please do not hesitate to contact me at 410-423-8020.

Sincerely,

Columbia Bancorp

/s/ James P. Radick

James P. Radick

Chief Financial Officer